SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xunlei Limited

(Name of Issuer)

Common shares

(Title of Class of Securities)

98419E 1081

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☐                              Rule 13d-1(c)

☒                             Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This is the CUSIP number for the American depositary shares, each representing five common shares of the Issuer.

CUSIP No. 98419E 108	13G

1	Name of Reporting Person Kingsoft Corporation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. 98419E 108	13G

1	Name of Reporting Person King Venture Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. 98419E 108	13G

Item 1(a).	Name of Issuer:
Xunlei Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:
4/F, Hans Innovation Mansion
North Ring Road, No. 9018 High-Tech Park
Nanshan District, Shenzhen
The People’s Republic of China

Item 2(a).	Name of Person Filing:
Kingsoft Corporation Limited
King Venture Holdings Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Kingsoft Corporation Limited
Xiaomi Campus,
No.33 Xi erqi Middle Road
Haidian District, Beijing 100085
The People’s Republic of China

King Venture Holdings Limited
Xiaomi Campus,
No.33 Xi erqi Middle Road
Haidian District, Beijing 100085
The People’s Republic of China

Item 2(c)	Citizenship:
Kingsoft Corporation Limited — Cayman Islands

King Venture Holdings Limited — Cayman Islands

Item 2(d).	Title of Class of Securities:
Common shares

Item 2(e).	CUSIP Number:
98419E 108. This is the CUSIP number for the American depositary shares, each representing five common shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. 98419E 108	13G

Item 4.	Ownership:

The following table sets forth the information with respect to the ownership of the common shares of the Issuer by each of the reporting persons.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kingsoft Corporation Limited	0	0%	0	0	0	0
King Venture Holdings Limited	0	0%	0	0	0	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this 13G Schedule is true, complete and correct.

Dated: February 5th, 2021

Kingsoft Corporation Limited	By:	/s/ Ng Yuk Keung
Name: Ng Yuk Keung
Title: Director

King Venture Holdings Limited	By:	/s/ Ng Yuk Keung
Name: Ng Yuk Keung
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement